SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended June 30, 1999

Commission File Number 0-12591

Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan

(Full Title of Plan)

Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

(Name of Issuer of the Securities Held Pursuant to the Plan and
Address of its Principal Executive Office)

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH, INC. PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Date:	December 27, 1999	/s/ Richard Miller _____________________________________ Richard Miller, Plan Committee Member

INDEPENDENT AUDITORS’ REPORT

To the Plan Committee of
Cardinal Health, Inc. Profit
Sharing and Retirement Savings Plan:

      We have audited the accompanying statements of net assets available for benefits of Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan as of June 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended June 30, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1999 and 1998, and the changes in net assets available for benefits for the year ended June 30, 1999 in conformity with generally accepted accounting principles.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Columbus, Ohio
December 22, 1999

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 1999 and 1998

	June 30,
	1999	1998
ASSETS:

Contributions receivable:

Plan sponsor	$14,260,332	$7,077,791

Participants	781,350

Total contributions receivable	15,041,682	7,077,791

Cash	190,948

Investments:

Mutual funds	142,152,748	70,522,772

Money market fund	19,146,013	10,445,243

Stable value fund		2,135,144

Equity securities	132,571,199	29,257,025

Participant notes receivable	7,051,480	3,156,815

Total investments	300,921,440	115,516,999

NET ASSETS AVAILABLE FOR BENEFITS	$316,154,070	$122,594,790

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS FOR THE YEAR ENDED JUNE 30, 1999

INCREASES IN NET ASSETS:

Contributions transferred from previous qualified plans	$61,587,607

Contributions from Plan sponsor	30,452,286

Contributions from Plan participants	21,098,331

Investment income:

Dividends	6,544,184

Interest on loans	451,248

Net appreciation in fair value of investments	99,054,241

Total increases	219,187,897

DECREASES IN NET ASSETS:

Retirement benefits	(25,192,360)

Miscellaneous	(436,257)

Total decreases	(25,628,617)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	193,559,280

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	122,594,790

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$316,154,070

See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 1999

1. ACCOUNTING POLICIES

      The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The statements of net assets available for benefits include investments in mutual funds, money market funds, and equity securities valued at quoted market prices on the last business day of the Plan year. The Stable Value Fund is a collective investment trust and was recorded in the financial statements based on the contract value of the underlying investments at June 30, 1998, which approximated fair value, as reported to the Plan by the trustee. Participant notes receivable are valued at cost plus accrued interest, which approximates fair value.

      The Plan has adopted Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters.” As a result, reclassification of prior year financial statements has been made to eliminate the fund disclosures.

2. DESCRIPTION OF PLAN

      The Plan was amended effective July 1, 1998. Eligible employees who were participants in the Plan on or before July 1, 1998 shall continue as participants in the Plan, as restated. The amended Plan states that substantially all employees of Cardinal Health, Inc. and certain of its subsidiaries (collectively referred to as the employer, Plan sponsor, or Company) not covered by a collective bargaining agreement and who have completed six months of credited service as of July 1, 1999 are eligible to participate in the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan (the “Plan”). Employees hired after July 1, 1999 must complete 180 days of credited service to be eligible to participate in the Plan.

      The Plan was adopted on March 25, 1987, and replaced a variety of non-collectively bargained retirement plans the Company previously maintained at the subsidiary level. Contributions transferred from or receivable from previous qualified plans are comprised of transfer contributions of employees from other previously unrelated qualified plans. The Plan’s expenses are paid by the Plan, as provided by the Plan document.

      The Plan allows employees to authorize payroll deductions up to the lesser of 20% (15% in 1998) of their credited compensation or the maximum allowed under the IRS guidelines. In addition, the Company may make Matching Contributions (50% of the Participant Elected Contributions up to 6% of credited compensation in 1999). The Company also makes profit sharing contributions (“Profit Sharing Contributions”) to the Plan on behalf of each eligible employee, as defined in the Plan agreement. The Company’s Profit Sharing Contributions each year are at the sole discretion of the Company and are allocated to participants based on a formula defined in the Plan agreement. The investment of such contributions is directed by the employee into one or more of the following investment options: a money market fund, one of twelve mutual funds, or the Company’s common stock fund established under the Plan.

      Participants are always 100% vested in Participant Elected Contributions and transfer contributions. Participants employed on or before December 31, 1996 vest in Company Matching Contributions and Profit Sharing Contributions over a 5 year period, based on years of service. Participants hired after December 31, 1996 vest in Company Matching Contributions and Profit Sharing Contributions over a 7 year period, based on years of service. All other unvested accrued benefits are forfeited upon termination of service with the Company and used to reduce Company contributions.

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are paid ratably through regular payroll deductions.

      Upon termination of service, a participant may elect to receive either a lump sum amount equal to the vested value of the participant’s account or monthly installments. As of June 30, 1998, benefits payable to terminated employees was $67,723. There were no benefits payable to terminated employees at June 30, 1999. These amounts are included on line 31g of the Plan’s Form 5500.

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan. In this event, the accounts of all participants and beneficiaries would become fully vested and all benefits nonforfeitable.

      In September 1994, the Plan was approved as a qualified defined contribution plan by the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was qualified and was tax-exempt as of the financial statement date.

      For further information, participants should refer to the Summary Plan Description provided by the Plan sponsor.

3. PLAN INVESTMENTS

      Investments of more than five percent of net assets at June 30, 1999 and 1998 consisted of:

	1999	1998
Equity Securities — Cardinal Health, Inc.	$132,571,199	$29,257,025

Money Market Funds:

Retirement Government Money Market Portfolio Fund		10,445,243

Vanguard Prime Money Market	19,146,013

Mutual Funds:

Fidelity Puritan Fund		17,562,083

Fidelity Magellan Fund		34,523,057

Fidelity Asset Manager Growth Fund		7,186,128

The George Putnam Fund of Boston	25,871,188

Putnam Investors Fund	65,101,329

4. NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

      During the year ended June 30, 1999, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in value by $99,054,241 as follows:

Mutual Funds	$16,244,796

Equity Securities	82,809,445

Net Appreciation	$99,054,241

* * * * * *

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

SUPPLEMENTAL SCHEDULE — ITEM 27a — SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AS OF JUNE 30,1999

	Face Value/		Market
Description	Number of Shares	Cost	Value
Mutual Funds:

Janus Worldwide Fund	168,533	$7,635,076	$9,004,710

NBF Partners Fund	73,630	1,311,733	1,504,269

Dodge and Cox Stock Fund	70,994	7,022,409	7,691,513

Vanguard Prime Reserves Fund	31	31	31

Franklin Templeton Small Cap Fund	100,183	2,168,803	2,664,871

The George Putnam Fund of Boston	1,365,234	25,443,158	25,871,188

Putnam Investors Fund	4,003,772	54,018,697	65,101,328

Putnam Income Fund	659,789	4,579,590	4,334,813

Putnam AA- Growth Portfolio Fund	510,423	6,915,050	7,472,592

Putnam AA- Balanced Portfolio Fund	284,791	3,412,374	3,559,886

Putnam AA- Conservative Portfolio Fund	726,347	7,286,135	7,655,695

S&P 500 Fund	224,503	6,288,800	7,291,852

Total Mutual Funds		126,081,856	142,152,748

Money Market Fund — Vanguard Prime Money Market	19,146,013	19,146,013	19,146,013

Equity Securities — Cardinal Health, Inc.	2,067,387	45,185,438	132,571,199

Participant Notes Receivable — interest rate 7.50% - 10.00%, maturing 1999 through 2014	$7,051,480	7,051,480	7,051,480

TOTAL		$197,464,787	$300,921,440

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

SUPPLEMENTAL SCHEDULE — ITEM 27d — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 1999

				Net
				Gain
	Purchases (1)	Proceeds (1)	Cost of Sale	(Loss)
SINGLE TRANSACTIONS:

Fidelity Puritan Fund		$17,562,083	$14,062,198	$3,499,885

Fidelity Magellan Fund		34,523,057	24,936,972	9,586,085

Fidelity Asset Manager Growth Fund		7,186,128	5,981,949	1,204,179

Fidelity Retirement Government Money Market Portfolio Fund		10,445,243	10,445,243

Money Market -Vanguard Prime	$16,070,546

Vanguard Prime Reserves		16,070,546	16,070,546

SERIES OF TRANSACTIONS:

Mutual Funds:

Janus Worldwide Fund	$7,841,543	$2,030,428	$2,096,758	$(66,330)

Dodge and Cox Stock Fund	9,257,974	2,097,805	2,235,565	(137,760)

Vanguard Prime Reserves	23,563,398	23,563,367	23,563,367

The George Putnam Fund of Boston	33,238,745	7,592,097	7,795,587	(203,490)

Putnam Investors Fund	69,389,728	16,425,585	15,371,031	1,054,554

Putnam Income Fund	5,873,180	1,253,593	1,293,590	(39,997)

Putnam AA- Growth Portfolio Fund	9,777,043	2,753,914	2,861,993	(108,079)

Putnam AA- Conservative Portfolio Fund	9,662,016	2,468,220	2,375,881	92,339

S&P 500 Fund	7,650,590	1,359,609	1,361,790	(2,181)

Equity Securities — Cardinal Health, Inc.	37,014,465	21,057,841	6,922,332	14,135,509

Money Market — Vanguard Prime	21,186,277	2,040,264	2,040,264

Fidelity Puritan Fund		17,562,083	14,062,198	3,499,885

Fidelity Magellan Fund		34,523,057	24,936,972	9,586,085

Fidelity Asset Manager Growth Fund		7,186,128	5,981,949	1,204,179

Fidelity Retirement Government Money Market Portfolio Fund		10,445,243	10,445,243

(1)	Purchase price and selling price are equal to current value at date of transaction.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

EXHIBIT INDEX

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Exhibit 23 — Independent Auditors’ Consent	13